UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Issuance of Class B Restricted Ordinary Shares as Stock Bonus

On June 18, 2025, X3 Holdings Co., Ltd. (the “Company”) has issued (i) 650,000 Class B restricted ordinary shares to Hogstream International Ltd., a company incorporated under the laws of British Virgin Islands, which is 100% held by Mr. Stewart Lor, the Co-Chief Executive Officer of the Company; and (ii) 550,000 Class B restricted ordinary shares to Ms. Yuxia Xu, the Chief Financial Officer of the Company (together with the issuance of Class B restricted ordinary shares to Hogstream International Ltd., collectively referred to as the “issuance of B Shares”), as stock bonuses for the year ended December 31, 2024.

The issuance of B Shares was calculated pursuant to the lowest closing bid price for the past 60 calendar days from April 20, 2025 to June 18, 2025, which is $0.6200 per share, all of which will rank pari passu in all respects with all existing shares of the Company. The issuance of B Shares was approved by the board of directors of the Company.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2025

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Co-Chief Executive Officer

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